Filed by Holly Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No: 1-07627
VIDEO TRANSCRIPT
Holly Corporation & Frontier Oil Corporation
Weekly Communiqué—Merger Update #13
Video Three
Below is the transcript of a video message delivered by Holly Corporation’s President, Dave Lamp and Frontier Oil Corporation’s Chairman, President and Chief Executive Officer, Mike Jennings, to both Holly and Frontier employees on June 10, 2011.

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Dave Lamp:
The philosophy of management to me is employee engagement. Be there, help them be successful, be there to help guide them to what the company needs and what’s most productive. Be there to help them be the best they can be.
Mike Jennings:
I think we need to set a high bar, in terms of having our managers and ourselves develop people in this company, because that is our future. So we’re going to hold people accountable for doing that, and we’re going to manage it through our performance management process. Beyond that, we’re going to hold ourselves to a high standard of developing a company that provides for career growth for people, and that is important, because you need some stability in an industry that has a lot of volatility around it, and you need growth.
Dave Lamp:
I’m big on management by wandering around. I like to get in front of people and hear their questions and have frank discussions about issues.

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Dave Lamp:
I think I’d describe the Holly culture as largely a performance driven organization. Which were just as those things I mentioned are important and cherished. You have the bubble up effect of those people that are most talented, best, move up through the organization. It’s kind of competitive in that aspect, but that’s in my experience, the best way to do it. The other thing I’d talk about in Holly is we always try to respond to market conditions quickly. Be the first. We take risks that are appropriate, but we are not by any means conservative investors.
Mike Jennings:
Frontier has been a can-do culture through time. It has been a relatively small company. We started out with one refinery, that being in Cheyenne, Wyoming and fairly small at 50,000 barrels a day of crude capacity. We added the El Dorado refinery in 1999, but it was a big bet for the company at the time. And it could have gone either way. We managed through it very well, and again, that sort of can-do attitude is something has allowed us to endure through time. We have made some very good bets in terms of investing in our business, upgrading our refineries to handle more heavy crude. But still we lack scale as a business, and that’s addressed by this combination with Holly. I think Holly comes from very similar roots. Recognize that between 1970 and 2005 about half of the U.S. refineries went out of business. Clearly, Holly and Frontier have endured, and the reason is really that similar can-do attitude; making do in lean times, harvesting in rich times, and growing the business and growing refineries through that period.
Dave Lamp:
Economic analysis is one that we cherish in our company, and really try to spread out that concept of critical thinking. In critical thinking you’re really evaluating all the alternatives, optimizing the base case, really understanding the key drivers for anything you’re doing. Whether it’s people related, asset related, or market related. If the synergy is there they’re going to fit like a glove, the two of them. I don’t really see anything that gets in the way of that.
Mike Jennings:
But from a very high level in terms of what is our strategic purpose, it is safe, reliable, refining operations. That is the foundation for what we’re trying to accomplish day to day. Beyond that we want to invest in this business. We want to put more money in capital on the ground so that we can put distance between ourselves and the next best competitor.

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Dave Lamp:
Well the practices and policies that I think are important to be successful to move forward really come back to our values. And if you really look at those values, they’re not a long read so it’s pretty easy to go through them, but they really come down to three of them focused on doing the right things for our community and our employees’ safety, environmental performance, following the law, but the other two are equally important, which is honesty and respect for each other, as well as continuous improvement. If you look at those last two, that is where the people side of it is. We want to create that environment that is productive for you to excel. And then on top of that, we want you to have the attitude that where I’m at is not the best it can be, and therefore how do we find those and exploit those ways to do it? It’s all about passion to me. If you come to work with that hop in your step, and your outlook and you’re hungry and you’re hunting, you’ve got to spend a lot of time at work, you might as well make it fun.

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Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.
Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.
Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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